Exhibit 3.1

Certificate of Amendment to the AMENDED AND Restated Certificate of Incorporation of EDGEWISE THERAPEUTICS, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Edgewise Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

1.	The name of the Corporation is Edgewise Therapeutics, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 17, 2017.

2.	This Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware, by the Board of Directors and the stockholders of the Corporation.

3.	Section 1 of Article IX of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“Section 1. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation on June 10, 2024.

By:	/s/ Kevin Koch
Kevin Koch
President and Chief Executive Officer